UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                         .

Exhibits

99.1	Labopharm Receives Approvable Letter From FDA For Once-Daily Tramadol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 29, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

LABOPHARM RECEIVES APPROVABLE LETTER FROM FDA FOR ONCE-DAILY TRAMADOL

LAVAL, Quebec, CANADA (September 29, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that it has received an approvable letter from the U.S. Food and Drug Administration (FDA) for its once-daily formulation of tramadol.

In its letter, the FDA indicated that Labopharm’s once-daily formulation of tramadol is approvable subject to the resolution of certain issues. The Company plans to discuss the letter with the FDA as soon as possible and believes that it can address the issues raised in the letter without the need for additional data. Potential outcomes with respect to resolution of the issues range from utilization of current data to the need to generate additional data.

“We plan to work closely with the FDA to resolve the outstanding issues and obtain final approval,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We will provide further information following discussions with the FDA and clarification of the path forward.”

Labopharm’s New Drug Application (NDA) for its once-daily formulation of tramadol was submitted to the FDA in November 2005. The NDA included data from the Company’s global clinical development program including six Phase III clinical studies and 12 pharmacokinetic studies. Combined, more than 2400 patients have been exposed to the product in clinical studies.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead in-house product, a once-daily formulation of the analgesic tramadol, has received regulatory approval in 22 European countries and commercial launch of the product across Europe is underway. In the U.S., the Company has received an Approvable Letter from the FDA and is working with its marketing partner for the U.S., Purdue Pharma, to prepare for the launch of the product upon final approval. The Company’s pipeline includes a combination of in-house and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties relating to the Company’s once-daily tramadol product in the United States that could cause actual results to differ materially from those indicated in the forward looking statements. These statements reflect the Company’s current expectations regarding future events. Specifically the risks and uncertainties the Company faces include but are not limited to: the Company’s ability to resolve the issues identified by the FDA to the FDA’s satisfaction in a timely manner; the uncertainties related to the regulatory process, including regulatory approval, and the commercialization of the drug thereafter. There can be no assurance that the Company will be able to resolve the issues identified by the FDA using existing data, or at all. If the Company is unable to resolve the issues identified by the FDA using existing data, it would need to generate additional data in order to obtain FDA approval. The

Company’s once-daily formulation of tramadol may not be legally marketed in the United States prior to approval by the FDA. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
James Howard-Tripp	Jason Hogan
President and Chief Executive Officer	Tel: (416) 815-0700
Tel: (450) 686-1017	jhogan@equicomgroup.com
ir@labopharm.com
French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com